Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On September 23, 2014, Integrys Energy Group, Inc. (“Integrys”) distributed a town hall presentation containing information on Integrys’s transaction with Wisconsin Energy Corporation as follows:

integrys CFO ORGANIZATION TOWN HALL September 23, 2014

TODAY’S AGENDA integrys Change Management WEC Merger Approval Process Service Anniversaries and New Employees Q&A

Stress Management in Uncertain Times Integrys Presented by: Charles LaTorre Director of Organizational Consultation Employee Resource Center Achieve A Consulting Division of ERC

Objectives Identify personal and environmental factors contributing to stress Develop a personal resiliency/energy plan to effectively manage stress Incorporate the latest research in the world of stress management Achieve A Consulting Division of ERC

Time Stress I just don’t have time for the Nervous Breakdown that I deserve!  Dad get the kids ready for school Achieve A Consulting Division of ERC

The Future Next Exit Anticipatory Stress Got Stress? Achieve A Consulting Division of ERC

Stress….Defined The body’s physical and emotional reaction to circumstances or events that cause us to feel frightened, confused, excited or irritated. Achieve A Consulting Division of ERC

Stress Levels Eustress Stress Distress Burnout Achieve A Consulting Division of ERC

CONDITIONS CAUSED BY STRESS Acne Alcoholism Allergies Anxiety Arthritis Asthma Cancer Colitis Common Cold Coronary Heart Disease Depression Eating Disorders Eczema Gout Headaches High Blood Pressure Intestinal Disorders Low Back Pain Multiple Sclerosis Intense Emotional Events Neurosis Obesity PMS TMJ Ulcers Achieve A Consulting Division of ERC

Resiliency The ability to persevere and adapt when things go awry Achieve A Consulting Division of ERC

Why is Resiliency Important? Change is pervasive and constant. Increasing complexity and turbulence in all facets of life and work. We face an average of 23 adversities daily Multiple demands, Constant Expectations; Ongoing Pressures A world that is unpredictable #1 Failure Reason—inability to adapt Achieve A Consulting Division of ERC

Resilience Attributes Commitment Challenge Control Community Achieve A Consulting Division of ERC

Stress Management Redefined Achieve A Consulting Division of ERC

How much stress do you have in your life? How harmful do you think stress is to your well-being? Achieve A Consulting Division of ERC

How do you view your physical reaction to stress? Achieve A Consulting Division of ERC

Blood vessel Constricted blood vessel Achieve A Consulting Division of ERC

Did you know your body has a built in personal resilience mechanism? Achieve A Consulting Division of ERC

Can you learn to make stress your friend? Achieve A Consulting Division of ERC

Thank You! Reminder of your EAP resource ERC 800-222-8590 www.assisterc.com Achieve A Consulting Division of ERC

WEC Transaction – Regulatory Approvals Seth DeMerritt– Rate Case Consultant CFO Town Hall 9/23/2014 integrys

AGENDA State Approvals IL WI MI MN Federal Energy Regulatory Commission Hart-Scott Rodino Questions integrys

IL Under IL law, ICC approval is required for reorganization transaction. Peoples Gas and North Shore Gas will become wholly owned subsidiaries of WEC – prompting the required approval. Application filed on August 6, 2014. IL law requires ICC to process case in 11 months – July 6, 2015. Followed AGL “template” – Jobs – rate freeze. For Peoples Merger – settlement of issues with all interveners. integrys

ICC – Approval Standards – IL Law Will not diminish utility’s ability to provide adequate, reliable, efficient, safe and least cost public utility service. Proposed re-organization will not result in the unjustified subsidization of non-utility activities by the utility or its customers. Costs and facilities are fairly and reasonably allocated between utility and non utility activities in such manner that ICC may identify those costs and facilities which are properly included by utility for rate making purposes. integrys

ICC – Approval Standards – IL Law Will not significantly impair utility’s ability to raise necessary capital on reasonable terms or maintain reasonable capital structure. Utility will remain subject to all applicable laws, regulations, rules, decisions and policies governing the regulation of IL public utilities. Not have significant adverse effect on competition in markets in which ICC has jurisdiction over. Not likely to have adverse rate impacts on customers. integrys

IL – Schedule 11/20 – ICC staff and intervener testimony 12/18 – Applicants Rebuttal testimony 1/15/2015 – ICC staff and intervener Rebuttal 1/29/2015 – Applicants Surrebuttal Testimony 2/18 – 2/20/15 – Cross Examination 3/18/2015 – Initial Briefs 4/3/2015 – Reply Briefs 5/1/2015 - Proposal for Decision – ALJ 5/15/ 2015 - Exceptions. 5/22/2015 - Replies to Exceptions. 7/6/2015 - Deadline for Order – 5 Commissioners Data requests underway. Questions about impacts on pending rate case.  Integrys

WI Under WI law, PSCW must find that the proposed transaction is “in the best interests of utility consumers, investors and the public.” Application filed with PSCW on 8/6/2014, no timeframe mandated by law but we are expecting PSCW approval in 5-8 month time frame. Process is similar to rate case. Testimony filed PSCW staff and interveners review application, request more information (“data requests”). Set case schedule. Staff and interveners file testimony indicating concerns, protests or support. Rebuttal testimony by parties. Hearing – cross examination of witnesses. Legal briefing process PSCW Commissioners (3) make ruling. integrys

WI – Proposed Schedule 12/1 – Direct Testimony & Exhibits 12/19 - Rebuttal Testimony 1/9/2015 – Surrebuttal Testimony 1/20/2015 – Initial Briefs 1/26/2015 – Reply Briefs 1/29/2015 – Briefing Memorandum 2/5/ 2015 – Comments on Briefing Memorandum Commission decision by end of February 2015? integrys

MI Legislation passed in 2008 providing MPSC requirement to approve sale of utility assets. Law enacted AFTER Integrys purchase of MGU and PGL merger. MPSC was required and did approve sale of UPPCo. Application filed with MPSC on August 6, 2014. MI law requires MPSC to act on application within 6 months, February 2, 2015. UPPCo filed on March 17, 2014. Settlement reached with parties and MPSC staff. MPSC approved June 6, 2014. integrys

MI – Approval Factors Adverse impact on the rates of the customers affected by the acquisition. Adverse impact on the provision of safe, reliable and adequate energy service in the state. Subsidization of a non regulated activity of the new entity through rates paid by the customers of the regulated utility. Impair the regulated utility’s ability to raise necessary capital or maintain reasonably capital structure. Inconsistent with public policy and interest. integrys

MI – Schedule 10/17 – MPSC staff and intervener testimony 10/27 - Rebuttal testimony 11/3 – 11/7 – Cross Examination 11/21 – Initial Briefs 12/4 – Reply Briefs 12/29 - Proposal for Decision – ALJ 1/6/ 2015 - Exceptions. 1/13/2015 - Replies to Exceptions. 2/2/2015 - Deadline for Commission Order – 3 Commissioners. 5 day turn around on data requests. integrys

MN Application filed with MPUC on August 6, 2014. No mandated time table for action. Under MN law, MPUC would need to find the transaction is consistent with the public interest. Question about whether an evidentiary hearing will be need or not. If not, may obtain approval in 4-6 months. If not, longer. We are still awaiting MPUC approval for the purchase of 10,000 natural gas customers from IPL. Attorney General still pushing for hearing – MPUC still to decide if needed. integrys

Federal Energy Regulatory Commission Application filed with FERC on August 15, 2014. 180 day requirement for action. Under federal law, FERC would need to find the transaction is consistent with the public interest. Effect on competition in wholesale electric markets. Effect on applicant’s FERC jurisdictional rate payers ( wholesale customers such as Co-ops and municipal electric entities that distribute the power to their customers but purchase generation from WPS or WEC.) Effect on state and federal regulation of the applicants. FERC must also find transaction will not result in cross subsidization by public utility subsidiaries. integrys

Hart- Scott Rodino Act Department of Justice and Federal Trade Commission review to consider whether the proposed transaction violates federal antitrust laws. integrys

Summary Applications filed with all 4 state public service commissions. Each state has a unique process, standard and time line based upon state law. Proceedings in each state will be moving in parallel – Unique issues such as Presque Isle may be raised, as well as common issues – rate payer benefits. WEC as the acquirer has the lead, though joint applications. We will be part owners of new company. integrys

WEC/TEG Shareholder Approvals – Timeline of S-4 Filing & Special Meeting WEC filed joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (SEC) on August 13, 2014. WEC filed an amendment to the Form S-4 on September 22, 2014 responding to the SEC’s initial comments. Once SEC has cleared S-4, WEC/TEG will each deliver notice to the New York Stock Exchange setting the record date for respective special meetings. Mailing of the proxy materials for the special meetings. The SEC requires that materials be delivered at least 20 business days before the dates of the special meetings (concurrent or within 1-2 business days of each other). integrys

Additional Information and Where to Find It Additional Information and Where to Find It In connection with the proposed merger transaction, Wisconsin Energy filed a registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-4 that includes a joint proxy statement of Wisconsin Energy and Integrys and that also constitutes a prospectus of Wisconsin Energy (which registration statement has not been effective).  Integrys urges investors and shareholders to read the registration statement and joint proxy statement/prospectus, as well as any other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. integrys integrys Questions?

integrys SERVICE ANNIVERSARIES & NEW EMPLOYEES

SERVICE ANNIVERSARIES integrys Congratulations! 10 Years Minxia Luo 8/14 Tricia Quandt 7/14 15 Years Kevin Kuse 9/14 Michelle Benter 7/14 Carla Hernandez 7/14 20 Years Antonia Giakoumis 7/14 25 Years Stacie Dressen 7/14 30 Years George Wiesner 6/14

NEW EMPLOYEES – WELCOME! integrys Cassandra Smith (9/14) GL Accounting Sam Addison (8/14) Budget Planning & AnalysisMary Beth Moureau (6/14) Internal Audit Margaret Shepherd (6/14) Corporate Accounting Grant Parker (5/14) Internal Audit

integrys Q&A PHONE PARTICIPANTS *6 – MUTE *7 – UNMUTE